UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MONAKER GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 per share
(Title of Class of Securities)

609011101
(CUSIP Number)

William Kerby 2690 Weston Road, Suite 200 Weston, Florida 33331 (954) 888-9779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609011101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
In-Room Retail Systems LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person
	7.	Sole Voting Power -0-

	8.	Shared Voting Power 200,000 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 200,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.2% of the total Common Stock

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 609011101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William Kerby

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person
	7.	Sole Voting Power 1,539,322 shares of Common Stock(1)

	8.	Shared Voting Power 200,000 shares of Common Stock

	9.	Sole Dispositive Power 1,539,322 shares of Common Stock(1)

	10.	Shared Dispositive Power 200,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,739,322 shares of Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.4% of the outstanding Common Stock

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 25,000 shares of Common Stock issuable upon exercise of outstanding warrants to purchase shares of Common Stock with an exercise price of $2.10 per share held by the Reporting Person (the “Warrants”).

CUSIP No. 609011101

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2008, as amended by Amendment No. 1 thereto filed with the Commission on March 9, 2017 (collectively, the “Schedule 13D”), by William Kerby and In-Room Retail Systems LLC (“In-The Room Retail”). Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Effective on August 3, 2017, the Reporting Persons converted 794,611 shares of the Company’s Series A 10% Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) (1,389,222 shares held by Mr. Kerby and 100,000 shares held by In-Room Retail), on a 2-for-1 basis (as provided by the current terms of the Series A Preferred Stock), into 1,589,222 shares of Common Stock.

Effective on August 11, 2017, Mr. Kerby purchased 25,000 shares of Common Stock of the Company and warrants to acquire 25,000 shares of Common Stock of the Company with an exercise price of $2.10 per share, from the Company, for the purchase price of $2.00 per unit (one share and one warrant), pursuant to the terms of a July 31, 2017, Common Stock and Warrant Purchase Agreement.

The exercise price of the warrants is $2.10 per share, subject to adjustment as provided therein, and the warrants are exercisable from August 11, 2017 through July 30, 2022. The exercise price and number of shares of Common Stock issuable upon the exercise of the warrants will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, and will also be subject to weighted average anti-dilution adjustments in the event the Company issues or is deemed to have issued any securities below the then exercise price of the warrants, subject to certain exceptions, until August 10, 2018, each as described in greater detail in the warrants. After the six month anniversary of August 11, 2017, if a registration statement covering the issuance or resale of the shares of Common Stock issuable upon exercise of the warrants (the “Warrant Shares”) is not available for the issuance or resale, as applicable, the warrants may be exercised by means of a “cashless exercise.”

The Common Stock and Warrant Purchase Agreement and conversion of the Series A Preferred Stock is described in greater detail in the Company’s Current Report on Form 8-K, filed with the Commission on August 1, 2017.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

CUSIP No. 609011101

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

The Reporting Persons do not have any plans or proposals which relate to or result in:

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)

As of the close of business on August 11, 2017, the Reporting Persons beneficially owned 1,739,322 shares of Common Stock(1), representing 10.4% of the outstanding Common Stock.

Of those securities, In-Room Retail beneficially owned 200,000 shares of Common Stock, representing 1.2% of the total Common Stock.

Mr. Kerby is the Manager of In-Room Retail. By virtue of this relationship, Mr. Kerby is deemed to beneficially own the securities beneficially owned by In-Room Retail.

(b)	Mr. Kerby may be deemed to have shared power with In-Room Retail, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by In-Room Retail.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A.

(1) Includes shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 609011101

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and among In-Room Retail Systems LLC and William Kerby, dated August 14, 2017

CUSIP No. 609011101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 14, 2017

By:	/s/ William Kerby
William Kerby

In-Room Retail Systems LLC

/s/ William Kerby
William Kerby Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.